FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

January 17, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is January 17, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer receives loan repayment from Trevali Mining Corporation.

Item 5.	Full Description of Material Change

The Issuer reports that yesterday it received repayment of the USD 8 million loan originally made to Kria Resources Inc. (“Kria”) (now a wholly owned subsidiary of Trevali Mining Corporation (“Trevali”) on January 14th, 2011.

The Issuer, Kria and Trevali agreed that the loan, plus interest of USD 645,260, was to be repaid as follows: (i) Kria has paid the Issuer USD 5,000,000 in cash; and (ii) the balance of USD 3,645,260 (equivalent to CAD 3,734,569) has been satisfied by Trevali issuing to the Issuer 4,149,521 units (“Units”), with each Unit being comprised of one common share of Trevali (“Common Share”) and one-half of one transferrable common share purchase warrant (a “Warrant”), at a deemed price of CAD 0.90 per Unit. Each whole Warrant will entitle the holder thereof to purchase one Common Share (“Warrant Share”) at a price of CAD 1.10 per share until January 16, 2014.

The Common Shares, Warrants and any Warrant Shares issued are subject to a hold period in Canada expiring on May 17, 2012.

Prior to the transactions disclosed herein, the Issuer held 11,159,432 common shares of Trevali, representing approximately 7.737% of the issued common shares, plus warrants to acquire an additional 3,253,572 common shares which, if exercised would have resulted in the Issuer holding approximately 9.77% of the common shares of Trevali. As a result of the transactions disclosed above, the Issuer now holds an aggregate of 15,308,953 common shares of Trevali, representing approximately 10.318% of the issued and outstanding common shares of Trevali, plus warrants to acquire an additional 5,328,332 common shares. Assuming the exercise of these warrants, the Issuer would then hold 20,637,285, or approximately 13.42%, of the then issued common shares of Trevali (assuming no other warrant or option exercises). The Issuer is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of Trevali. The Issuer acquired the securities of Trevali for investment purposes only, and not for the purpose of influencing control or direction over Trevali. The Issuer will, however, review its holdings in Trevali from time to time, and may increase or decrease its position as future circumstances dictate.

A copy of the Early Warning Report filed under Part 3 of National Instrument 62-103 with respect to the foregoing acquisition is available upon request to Lawrence W. Talbot, the Vice-President & General Counsel of the Issuer, at 604-408-7488

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

January 17, 2012